Filed by Global Partner Acquisition Corp II pursuant to

Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12 under

the Securities Exchange Act of 1934, as amended.

Subject Company: Global Partner Acquisition Corp II

Commission File No. 001-39875

Stardust Power Co-Founder and Chief Executive Officer Roshan Pujari and Global Partner II CEO & Chairman Chandra Patel, SPAC Insider Podcast –

March 21, 2024

The following is a full transcript of an interview made available at:

https://www.spacinsider.com/news/headline-post/podcast-stardust-power-ceo-roshan-pujari

Nicholas Clayton: Hello and welcome to the SPAC Insider podcast where we bring an independent eye in interviewing the targets of SPAC transactions and their SPAC partners. Spot Lithium prices may be down, but Stardust Power believes that makes now an even more important time to build new US based lithium refineries. I'm Nick Clayton, and this week I speak with Roshan Pujari, co-founder and CEO of Stardust Power, and Chandra Patel, CEO and chairman of Global Partner Acquisition Corp. II the two announce a $490 million business combination in November.

Roshan explains how Stardust’s plans to build its lithium refinery in Oklahoma are progressing and why he believes the company's methods should command a premium for its resources. Chandra, meanwhile, tells us how his team is working through a dealmaking playbook involving both SPAC IPOs and SPAC vehicles they can take over post IPO like Global Partner, too. Take a listen.

Nicholas Clayton: So just to start operations, congratulations on being able to nail down Muskogee, Oklahoma as the site for your new lithium refinery. What was that selection process like and what were some of the big criteria you were looking for on a site?

Roshan Pujari: Yeah. First of all, thanks for having us today, Nick. Really appreciate a time to talk with you and Chandra. Where Stardust Power is really excited about developing our lithium refinery in Muskogee, Oklahoma, specifically South Side Industrial Park within Fort Muskogee. So in evaluating sites, we like the strong central location of Oklahoma central to both supply and offtake. The site has excellent logistical efficiency being connected to major highways as well as rail, but also connected to the largest inland water system in the United States. And for ease of use on our hub and spoke model, we like Oklahoma as a jurisdiction because as a legacy energy producer, it is very attuned to the energy space. Strong partnership with the government in an up to $257 million incentive package. And maybe most importantly, Oklahoma has a strong skilled workforce and energy engineering.

Nicholas Clayton: Great and for Chandra, you know, this business combination between Global Partner II and Stardust was announced before some of those details have been finalized. But what made you confident in Stardust’s ability to execute on those plans, and how did it stand out amid your target search?

Chandra Patel: You know, our target search was we were very focused on what a SPAC is supposed to be focused on so it’s supposed to be capital formation for growth industries and growth companies. And obviously in the sector that Roshan and these companies focus on definitely fits within the, quote, sector. I think from a priority perspective for our country, obviously from a national security perspective and for a variety of reasons, this sector is a sector that we as a country should be focused on and I think investors are focused on. We focused on this particular opportunity because of that general thesis and this management team and what it's been able to accomplish already in this sector. It's by its very nature, it's a growth oriented story and a growth oriented story as all entrepreneurs know, and people in fact entrepreneurs, is a path littered with many obstacles that one is going to become involved in energy and entitlements that's very difficult and I think Roshan and his team has a strong pedigree in that. And what we had seen them already execute was very impressive.

Nicholas Clayton: Great and sort of on the other end of things, do you guys feel like the announcement of this combination and therefore the news that Stardust would soon become a public company was an advantage in going into those discussions with the other stakeholders around the refinery project?

Roshan Pujari: Yes, I believe so. You know, part of the reason to take the company public at this stage is for that and the opportunity to aggregate supply from junior miners. So already it has been very effective and given the large development cost and construction costs for building these refinery, the assurance of being a public company and access to capital markets financing has been helpful.

Nicholas Clayton: Great. And can you walk us through the refinery project itself? You know, what is your development timeline looking like and what kind of capacity will it have once it's completed?

Roshan Pujari: Sure. So we are developing what will be one of, if not the largest lithium refineries in America. We're using a phased approach to reduce risks. So first, in selecting our site, we engaged in very strong technical due diligence from an environmental perspective, from a industry perspective, to understand that this site would be ideal for a lithium refinery and happy to say that it really was so and so engaged with some of the best engineers in the space and Hatch Engineering and then looking at our development cycle, we're building two lines that would total 50,000 tonnes per annum. So we'll develop the first production line and use the revenue from that to build the second production line. So using a phased approach to reduce risk, it typically takes a couple of years to build these refineries and we're looking to start major construction end of the year or early next year.

Nicholas Clayton: And in your materials mentioned that there's a lot of potential for a DOE and DOD grants and supporting this process. What has that application process been like and what's the timeline for those?

Roshan Pujari: The Federal Government has been very proactive in trying to create a resilient American supply chain. Just recently or just recently, the DOE announced, another major grant of more than $3 billion are really targeting in on the lithium sector. There are DOD grants and other financings available. And at Stardust Power, our intent is to seek all these opportunities we can.

Nicholas Clayton: Great, another, you know, other benefits and legislation that Stardust benefits from and other portions of the Inflation Reduction Act, for instance, that apply to your project.

Roshan Pujari: Yeah, thanks for bringing up another hallmark piece of legislation, the Inflation Reduction Act, which creates a premium for American manufactured lithium. So for consumers to receive the full benefit of the EV tax credit, the critical minerals are sourced all the way upstream to be IRA compliant and creating a premium for American manufactured products. So it also creates tax incentives based on our production. So the IRA is an important piece of legislation which significantly helps our economics.

Nicholas Clayton: That's interesting. And you touched upon, you know, your unique process for sourcing your lithium. I think, you know, most Americans are aware of or at least that, you know, a lot of the important the resources for things like EV batteries are not located within the continental United States. But you have a unique approach for getting that locally.

Roshan Pujari: That's right. You know, we prefer the use of lithium brines over a hard rock because it has a smaller carbon and environmental footprint. Sustainability is at the core of what we're doing. That's our preference over lithium brines. America has a lot of brine resources and the oil and gas producers have been producing brine often rich in lithium and paying to re-inject it or use it for other purposes. So at Stardust, we've been active in working to recycle these produced water of oil and gas producers to create the feedstock for our refinery.

Nicholas Clayton: I'm interested in how that plays into your location as well, because, you know, in Oklahoma you do have a lot of oil and gas producers in the neighborhood. Are you able to gain some more synergies with those sort of partners in the area? I mean, do they potentially gain carbon offsets or anything like that from, you know, from working with you?

Roshan Pujari: Sure. We have found strong support from the oil and gas producers who themselves have very large costs for removing this wastewater produced in their oil and gas exploration and production. So we have the ability to take a cost center into an additional line of revenue with the added benefit of potential carbon credits and ESG. So it is an aligned interest in recycling their wastewater.

Nicholas Clayton: And in terms of just the overall process, you know, how does the cost of the processing, I guess in your in your case, in refining compared to the cost of extraction in a more traditional mine?

Roshan Pujari: You know, there are different costs associated with each project. Our use of DLE is really focused on sustainable parts. For example, we won't use evaporation ponds, which could have negative impact to the environment. So while there is a potentially larger cost for extraction, it is made back in the end by a premium for American lithium and leveraging our hub and spoke model. We can bring down some of those CapEx costs. So in the end of the day it is very economical to be sustainable.

Nicholas Clayton: Yeah, you know, you see a lot of, you know, conversation about also, you know, commodity prices for lithium. But I mean, do you feel like your, I guess, commodity risk, how does that play into your calculations, given that you have some of these other benefits like the locality, like the the fact that it is American derived?

Roshan Pujari: Yeah, that's a great question because as we all see, the spot market has been incredibly volatile. But what that doesn't show is the agreed demand for battery grade lithium products in the United States in the short and medium term, which we believe will increase the spot prices. What we see in the market are a lot of deals aren't done on the spot prices and manufacturers would not sell their battery grade lithium products at these reduced spot prices. So we see strong partnership with the EV manufacturers and other OEMs to create long term supplies based on predictable pricing.

Nicholas Clayton: Great and then is sort of moving closer to the deal, you know, from your perspective Roshan how closely were you following SPACs and when did the SPAC route to the public market start looking like an attractive path?

Roshan Pujari: Yeah. So we had been tracking the SPAC market and given our background in finance, that is a sector we knew really well. And what we saw is not just finding a SPAC but the right partner. And that's what GPAC II provides not just a SPAC but in a line business partner, adding value post combination and bringing a strong executive management team to the table. So we saw an important role for our company being public as part of our business plan. But it was really about Chandra and the team that sold us on this background.

Nicholas Clayton: And Chandra, I mean, you know, you touched upon it. We talked about it at the very beginning of this sort of, you know, how this company stood out to you. I mean, I'm just interested in, you know, timing is always an interesting factor when it comes to, you know, any any company going public, but particularly for, you know, a SPAC, a deal in which you have a little bit more control over the timing. You know, what were some of the big factors for you in terms of saying that, you know, this was the right target?

Chandra Patel: Well I think it always starts with, as I said, not just the thesis, but the management team, right. I mean, what we discuss capital markets and we discuss investment thesis, it's people who execute. And I think developing this type of project in the United States today is not easy. And I think it takes not only a certain amount of relationships and capabilities, but frankly a commitment to the processes. As you know, Nick, the sector is littered with people who basically saw this as more of a capital markets flight. I think where we saw Roshan and his team differentiated was they're really committed to this and as you know, as I think we've indicated, they did a lot of the spadework, so to speak, beforehand and developing these intimate political relationships, which is difficult at the best of times, but particularly today with, you know, all the noise around SPACs, I think was very was going to be very difficult. We had a lot of confidence that Roshan and that was team would say the paths, so to speak. You know, one doesn't control market timing, but one controls the people you work with.

Nicholas Clayton: Yeah, and your materials note that you're shooting for raising a pipe of between 100 and 150 million. How is that process going and what is your strategy in terms of securing the right kinds of terms and investor base involved in that?

Roshan Pujari: Yeah, happy to answer that one. So, you know, we've been getting exceptional feedback on the market for the pipe. And so for us, it's all about the right investors and not necessarily raising the most capital at any single stage. There are multiple opportunities for financing this company's growth. Hype included. And so, you know, we're figuring out exactly what the right number is to be the best value add to the company and to we're really thoughtful of shareholder equity as well.

Nicholas Clayton: Just you know given the I guess the unique financing needs that your company has, I mean, do you look at it as, you know, sort of weighing the options between project finance a little bit further down the road versus equity now versus debt? How are you weighing those options I suppose?

Roshan Pujari: We're utilizing multiple buckets of financing. So project financing is a very important piece and that we're getting strong receptivity from the market itself. So at the wrong right time will bring on the right project finance partners and then as well as you know, our sponsor commitment, including and which can include government grants as well. So a lot of different ways to finance it. The market is very supportive of our mission to build resilient American supply chains for critical minerals.

Chandra Patel: Yeah. Nick And if I might just jump in there, I think what Roshan pointed out that was important to me and I'm not sure which other companies are out there doing SPACs, but I doubt many of them are looking for we'll be able to get project financing, right. That's that's usually an attribute of a more, you know, that's more of a mature capital markets product. And so I think what's differentiated again about this company is they have a kind of a potpourri of different funding options that I think the trick here is not only staging them, but finding the right mix. That is probably more a function of time. Going back to, you know, what's relevant from a timing perspective, that's probably what's going to determine the ultimate financing mix. I assume Roshan that you guys will certainly go with.

Roshan Pujari: And it's great to work with Chandra on the team on creating that composite, that's been a great value add.

Nicholas Clayton: Great and the sort of what are those capital needs like in terms of you know, you mentioned that you're doing this in a bit of a staged approach, but you know, what is sort of the target and how does it break down in terms of how you plan to use those proceeds?

Roshan Pujari: Well looking in the CapEx requirements for the refinery itself, it is current estimates over $1.2 billion. So large CapEx that we can phase out to reduce risk by developing the first production train first. So we don't have to build the entire facility at one go, which limits a lot of the development risk.

Nicholas Clayton: Great. And you know, just because you know, at SPAC Insider, we like to really get into the nitty gritty and it's always interesting when I have the opportunity to ask, but you know, so Chandra, you know, you and your partners at Antarctica took over Global Partner II as a vehicle after they already IPO-ed. But now you'd already have a SPAC experience with endurance. I'm just interested, you know, what made the sponsor takeover route attractive for you, for, you know, getting your way to this deal as opposed to IPO and use back?

Chandra Patel: I think we we thought that there were attractive companies out there right in the space. And I think as part of our you know you alluded to the fact that we had previously done a SPAC in this part of that process. We were able to, you know, meet a lot of companies, some we like, some we didn't like, etc. And you know, kind of going back to your point about timing, well, the timing for SPACs at that time perhaps wasn't great. We did see some we did see that there were a lot of companies out there potentially that might still be attractive SPAC targets.

So I think from our perspective, kind of going through that entire process again versus the ability to acquire a SPAC and be able to do this seemed to be the right path for us at that time.

Nicholas Clayton: Yeah, well, I imagine there's a lot of people in the SPAC world that see that, you know, there's a fair amount of SPACs out there that may no longer believe they're going to find their own combination themselves and therefore available. And it's, you know, obviously probably much cheaper and quicker to to do a deal with them than to go through the whole IPO route. But I imagine there's a lot of other challenges, you know, in doing this than than maybe some people might expect, you know, because you don't get to go back in time and do everything the way you would have liked to with with the vehicle from the start.

Chandra Patel: To answer that question, then kind of add a bit more to the prior answer. Yes, we were very focused on that. We're the institutional investors. We actually had a filter, starting with the people who started these SPACs. And your commitment to these SPACs, their pedigree, I think, is as you probably know, diligence on SPACs is very crucial. And there's been a variety of individuals who have started SPACs, of different quality. I think with that said, we found many of the people we encountered, including many that we decided not to do pursue to be good people and had a decent thesis. But we were fortunate that, you know, we were able to find a Global Partners Acquisition Group that you saw had a meeting of their minds and kind of the SPACs that we spoke to, they were very focused on our ability to find targets. And I think, you know, going back to your earlier question, I think where we were able to differentiate ourselves is we see a lot of companies and doing diligence on companies and opportunities is what we do for a living as opposed to a point in time where some of these SPAC founders were. So we were able to bring that to the table with some of these facts that we spoke to with all the folks that we spoke to. And so I think I'm not sure other parties that would look to acquire SPACs would be able to do that. Right. And I think since we're relatively confident that we have enough relationships in the marketplace to be able to find companies and nurse opportunities, the timeline that one encounters when you encounter when you acquire a SPAC would be less of a challenge for us now.

Nichola Clayton: And going into, you know, sort of the process. Once you started engaging with Stardust, how did you kind of go about triangulating the valuation here, just given, you know, some of the different factors we mentioned where commodity prices are with the timeline of the project itself and, you know, and some of the performance of some companies that are already out there, what were some of the kind of the key points that you were trying to work between to get to the number?

Chandra Patel: I mean, ultimately, we obviously relied upon third party services and valuation firms. I think with that said, part of I think what we were able to bring to this process was while we as a firm do not invest in the sector, historically we've done things generally around clean energy broadly and we have a pretty broad network of individuals and firms who have done a lot of investments in the lithium space. And so they were able to help us evaluate Roshan’s opportunity and also take a view on valuation, internal view, which ultimately was supported by just third party advisors.

Roshan Pujari: And Roshan, you know it seems like the EV excitement is kind of gone in a lot of different directions. There's been sort of waves of it in the market over the past few years. But you know, what to you is the most exciting thing happening specifically in the lithium space right now.

Roshan Pujari: You know, what I see is really exciting is the creation of American ecosystem. So, you know, a lot of noise around the EV space as manufacturers try to create the right product mix. But year over year, month over month, EV adoption is increasing and quietly the manufacturers are all launching their plans to switch to a fully EV space. So we're really bullish on EV adoption and we see that process going along very smooth and it will take some more work to build the ecosystem, such as charging. And but we're really happy with the way the market is moving. We see now is a great time to develop and build our lithium refinery first and foremost by unprecedented, anticipated demand in this sector. The demand for battery grade lithium products continually is to expand and over the next few years will escalate substantially, largely driven by EV adaptation and coupled with rising geopolitical tension and the national security focus of what we're doing, it is a priority for the American government to invest in resilient American supply chains. And then especially given that the IRA creates a premium for American manufactured goods, we have seen a small drawdown in the development of new lithium projects, which would only increase the the demand given the lack of future supply by projects not being developed. Now we see by proper financing and proper structuring that now is a great time to build a lithium refinery.

Forward-Looking Statements

The information included herein and in any oral statements made in connection herewith include “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act” and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). All statements, other than statements of present or historical fact included herein, regarding the proposed business combination, Global Partner Acquisition Corp II’s (“GPAC II”) and Stardust Power Inc.’s (the “Company”) ability to consummate the transaction, the benefits of the transaction, GPAC II’s and the Company’s future financial performance following the transaction, as well as GPAC II’s and the Company’s strategy, future operations, financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management are forward-looking statements. When used herein, including any oral statements made in connection herewith, the words “could,” “should,” “will,” “may,” “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project,” the negative of such terms and other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words.

These forward-looking statements are based on GPAC II’s and the Company’s management’s current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events. GPAC II and the Company caution you that these forward-looking statements are subject to risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of GPAC II and the Company. These risks include, but are not limited to, (i) the risk that the proposed business combination may not be completed in a timely manner or at all, which may adversely affect the price of GPAC II securities; (ii) the risk that the proposed business combination may not be completed by GPAC II’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by GPAC II; (iii) the failure to satisfy the conditions to the consummation of the proposed business combination, including the approval of the proposed business combination by GPAC II’s shareholders and the Company’s stockholders, the satisfaction of the minimum trust account amount following redemptions by GPAC II’s public shareholders and the receipt of certain governmental and regulatory approvals; (iv) the effect of the announcement or pendency of the proposed business combination on the Company’s business relationships, performance, and business generally; (v) risks that the proposed business combination disrupts current plans of the Company and potential difficulties in the Company’s employee retention as a result of the proposed business combination; (vi) the outcome of any legal proceedings that may be instituted against GPAC II or the Company related to the agreement and the proposed business combination; (vii) changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the business combination (viii) the ability to maintain the listing of GPAC II’s securities on the Nasdaq; (ix) the price of GPAC II’s securities, including volatility resulting from changes in the competitive and highly regulated industries in which the Company plans to operate, variations in performance across competitors, changes in laws and regulations affecting the Company’s business and changes in the combined capital structure; (x) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed business combination, and identify and realize additional opportunities; (xi) the impact of the global COVID-19 pandemic and (xii) other risks and uncertainties related to the transaction set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in GPAC II’s prospectus relating to its initial public offering (File No. 333-351558) declared effective by the U.S. Securities and Exchange Commission (the “SEC”) on January 11, 2021 and other documents filed, or to be filed with the SEC by GPAC II, including GPAC II’s periodic filings with the SEC, including GPAC II’s Annual Report on Form 10-K filed with the SEC on March 31, 2023 and any subsequently filed Quarterly Report on Form 10-Q. GPAC II’s SEC filings are available publicly on the SEC’s website at http://www.sec.gov.

The foregoing list of factors is not exhaustive. There may be additional risks that neither GPAC II nor the Company presently know or that GPAC II or the Company currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. You should carefully consider the foregoing factors and the other risks and uncertainties described in GPAC II’s proxy statement contained in the registration statement on Form S-4 (File No. 333-276510) filed with the SEC on January 12, 2024 (the “Registration Statement”), including those under “Risk Factors” therein, and other documents filed by GPAC II from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and GPAC II and the Company assume no obligation and, except as required by law, do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither GPAC II nor the Company gives any assurance that either GPAC II or the Company will achieve its expectations.

Important Information About the Business Combination and Where to Find It

In connection with the proposed business combination, GPAC II has filed a Registration Statement with the SEC that includes a preliminary prospectus with respect to GPAC II’s securities to be issued in connection with the proposed transactions and a preliminary proxy statement with respect to the shareholder meeting of GPAC II to vote on the proposed transactions (the “proxy statement/prospectus”). GPAC II may also file other documents regarding the proposed business combination with the SEC. The proxy statement/ prospectus will contain important information about the proposed business combination and the other matters to be voted upon at an extraordinary general meeting of GPAC II’s shareholders to be held to approve the proposed business combination and other matters and may contain information that an investor may consider important in making a decision regarding an investment in GPAC II’s securities. BEFORE MAKING ANY VOTING DECISION, SHAREHOLDERS OF GPAC II AND OTHER INTERESTED PARTIES ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND ALL RELEVANT DOCUMENTS RELATING TO THE PROPOSED BUSINESS COMBINATION FILED OR THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY AS THEY BECOME AVAILABLE BECAUSE THEY CONTAIN, OR WILL CONTAIN, IMPORTANT INFORMATION ABOUT GPAC II, THE COMPANY AND THE PROPOSED BUSINESS COMBINATION.

The Registration Statement is not yet effective. After the Registration Statement is declared effective, the definitive proxy statement/prospectus included in the Registration Statement will be mailed to shareholders of GPAC II as of a record date to be established for voting on the proposed transactions. Shareholders of GPAC II are able to obtain free copies of the Registration Statement and, once available, will also be able to obtain free copies of the definitive proxy statement/ prospectus and all other relevant documents containing important information about GPAC II and the Company filed or that will be filed with the SEC by GPAC II through the website maintained by the SEC at http://www.sec.gov, or by directing a request to Global Partner Acquisition Corp II, 200 Park Avenue 32nd Floor, New York, New York 10166, attention: Global Partner Sponsor II LLC or by contacting Morrow Sodali LLC, GPAC II’s proxy solicitor, for help, toll-free at (800) 662-5200 (banks and brokers can call collect at (203) 658-9400).

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation

GPAC II, the Company and certain of their respective directors and executive officers may be deemed participants in the solicitation of proxies from GPAC II’s shareholders with respect to the proposed business combination. A list of the names of those directors and executive officers of GPAC II and a description of their interests in GPAC II is set forth in GPAC II’s filings with the SEC (including GPAC II’s prospectus relating to its initial public offering (File No. 333-251558) declared effective by the SEC on January 11, 2021, GPAC II’s Annual Report on Form 10-K filed with the SEC on March 31, 2023 and subsequent filings on Form 10-Q and Form 4). Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed business combination may be obtained by reading the Registration Statement. The documents described in this paragraph are available free of charge at the SEC’s website at www.sec.gov, or by directing a request to Global Partner Acquisition Corp II, 200 Park Avenue 32nd Floor, New York, New York 10166, attention: Global Partner Sponsor II LLC. Additional information regarding the names and interests of such participants will be contained in the Registration Statement for the proposed business combination when available.

No Offer or Solicitation

This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of GPAC II, the Company or the combined company, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.